Exhibit 99.1

NEWS RELEASE

New Gold Announces Exercise of El Morro Right of First Refusal and Partnership with Goldcorp

(All figures are in US dollars unless otherwise stated)

January 7, 2010 – New Gold Inc. (“New Gold”) (TSX and NYSE AMEX-NGD) today provided notice to Xstrata Copper Chile S.A. (“Xstrata”), a wholly owned subsidiary of Xstrata Plc, of the exercise of its right of first refusal to acquire 70% of the El Morro copper-gold project (“El Morro”) in Chile for $463 million. New Gold, as Xstrata’s current 30% joint venture partner in El Morro, holds the right of first refusal which came into effect on October 12, 2009 when Barrick Gold Corporation (“Barrick”) announced that it had entered into an agreement with Xstrata to acquire 70% of El Morro. Goldcorp Inc. (“Goldcorp”) will loan the $463 million to New Gold to fund the exercise of the right of first refusal. After acquisition of the 70% interest by a New Gold subsidiary, New Gold will sell that subsidiary to Goldcorp.

Concurrent with the sale of the New Gold subsidiary to Goldcorp, Goldcorp will make a $50 million payment to New Gold and the parties will amend the terms of the existing El Morro Shareholders Agreement (“the Agreement”) to further increase the value of New Gold’s 30% interest in the El Morro project.

El Morro is an advanced stage copper-gold project located in north-central Chile, Region III, approximately 80 kilometres east of the city of Vallenar. On a 100% basis, El Morro contains 6.7 million ounces and 5.7 billion pounds of gold and copper reserves, respectively(1), with an additional 2.2 million ounces and 1.0 billion pounds of gold and copper in the measured and indicated categories(1).

“We are very excited about this transaction as it provides our company with multiple benefits: a world-class partner in Goldcorp, a favourable revision of the Agreement and an upfront cash payment,” said Randall Oliphant, Executive Chairman. “Our interest in El Morro continues to represent a very exciting growth project for the company, particularly with the meaningful economic enhancements this transaction provides.”

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Key Benefits to New Gold

As a result of the transaction with Goldcorp, New Gold will continue its participation as a 30% partner in the world-class El Morro project under an improved Agreement with the following benefits being realized by the company:

Agreement Revisions
	Original Agreement	Revised Agreement
Upfront Payment		$50 million
Percentage of New Gold's 30% share of development capital carried	70%	100%
Interest charged on carried funding(1)	Xstrata cost of capital + 100 basis points (Most recently 12.1%)	U.S. 7-year Treasury Rate + 187 basis points (Most recently 5.2%)
Initiation of Construction Guarantee		Within 60 days of receipt of permits and approvals (subject to financial penalty if not achieved)

Based on the El Morro feasibility study capital cost estimate, the incremental 30% carry will negate the funding of approximately $225 million in capital costs New Gold would have otherwise had to provide for the development of the project. Combining this savings with the more favourable interest rate on the carried funding and the $50 million upfront payment significantly enhances the financial flexibility of the company.

New Gold looks forward to working with Goldcorp, who has a proven track record of mine development, as its new partner in advancing El Morro to production and as a potential future partner on other precious metal mining projects globally.

The transactions are subject to customary closing conditions and are anticipated to close within 15 business days of the execution of the sale agreement.

New Gold’s financial advisor is BMO Capital Markets and its legal advisor is Lawson Lundell LLP.

About New Gold

New Gold is an intermediate gold mining company with the Mesquite Mine in the United States, Cerro San Pedro Mine in Mexico and Peak Mines in Australia. The company is expected to produce between 270,000 and 300,000 ounces of gold in 2009 growing to over 400,000 ounces in 2012. In addition, New Gold has a strong portfolio of development and exploration assets in North and South America.  For further information on the company, please visit www.newgold.com.

(1) El Morro’s mineral reserves and resources are reported as of March 31, 2008. Mineral reserves have been calculated based on a gold price of $500/oz, a copper price of US$1.25/lb and a cut-off of 0.30% copper-equivalent (“EqCu”) where: EqCu(%) = Cu(%) + 0.592 x Au (g/t)  and  Cu(%) = percent copper and Au(g/t) = grams per tonne gold. The qualified person as defined under NI43-101 is Mr. Richard J. Lambert, P.E and formerly Principal Mining Engineer for Pincock, Allen & Holt Inc., currently Executive VP with Scott Wilson Roscoe Postle Associates. Mineral resources have been estimated based on US$500/oz gold, US$1.25/lb copper and a  grade cut-off of 0.3% copper-equivalent (“EqCu”) where: EqCu(%) = Cu(%) + 0.592 x Au (g/t)  and  Cu(%) = percent copper and Au(g/t) = grams per tonne gold. Mineral resources are based on an economically constrained “mineral resource pit” that uses the same cost and metal recovery parameters used to define mineral reserves as described in the May 2008 NI 43-101 technical report for the project. Mineral resources are exclusive of mineral reserves. The qualified person as defined under NI43-101 is Mr. Barton G. Stone, P. Geo and Chief Geologist for Pincock, Allen & Holt Inc.
(2) Both the Xstrata estimated weighted average cost of capital and the U.S. 7-year treasury rate are sourced from Bloomberg.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this press release, including any information relating to New Gold’s future financial or operating performance may be deemed “forward looking”. All statements in this press release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “does not expect”, “plans”, “anticipates”, “does not anticipate”, “believes”, “intends”, “estimates”, “projects”, “potential”, ”scheduled”, “forecast”, “budget” and similar expressions, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward looking statements are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Brazil, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Brazil, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for Cerro San Pedro Mine; the lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks) as well as “Risks Factors” included in New Gold’s Annual Information Form filed on March 31, 2009 and Management Information Circular  filed on April 15, 2009, both available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this press release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

For further information please contact:

Hannes Portmann
Director, Corporate Development and Investor Relations
New Gold Inc.
Direct: +1 (416) 324-6014
Email: info@newgold.com
Website: www.newgold.com

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